SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to §240.13d-l(a) and amendments thEREto filed

pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

 (Amendment No. 2)*

AsiaInfo-Linkage, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

04518A104

(CUSIP Number)

Libin Sun

LT International Limited

No. 16 Building

No. 12 Dinghuaimen, Nanjing 210013

People’s Republic of China

Telephone: +86-25 8375-3888

With a copy to:

David T. Zhang, Esq.

Jesse Sheley, Esq.

Kirkland & Ellis International LLP

c/o 26/F, Gloucester Tower, The Landmark

15 Queen's Road Central

Hong Kong

+852-3761-3318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2012

(Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04518A104	13D	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS. LT International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,555,625
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,555,625
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,555,625
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3% *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Based upon 72,519,094 issued and outstanding shares of common stock, $0.01 par value (the “Common Stock”) of AsiaInfo-Linkage, Inc., a Delaware corporation (the “Issuer”) as of August 1, 2012, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No. 04518A104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS. Libin Sun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,555,625
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,555,625
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,555,625
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

**	Based upon 72,519,094 issued and outstanding shares of Common Stock of the Issuer as of August 1, 2012, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No. 04518A104	13D	Page 3 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2010, as amended, supplemented and restated by the Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2011 (the “Original Filing”) by LT International Limited, a company organized under the laws of the British Virgin Islands (“LTI”) and Mr. Libin Sun, the sole owner and the sole director of LTI (“Mr. Sun,” together with LTI, the “Reporting Persons”), with respect to the Common Stock of the Issuer. This Amendment No. 2 is being filed to reflect certain developments in connection with a Transaction (as defined under Item 4 below) and changes in the Reporting Persons’ ownership percentages following the Original Filing. Accordingly, this Amendment No. 2 amends and restates the cover page and Item 5 of the Original Filing, and amends and supplements Items 4 of the Original Filing. Items 1, 2, 3, 6 and 7 of the Original Filing are not amended hereby. Capitalized terms that are not defined herein have the respective meanings set forth in the Original Filing.

Item 4. Purpose of Transaction

The second paragraph of Item 4 of the Original Filing is hereby deleted in its entirety.

Item 4 of the Original Filing is hereby further amended and supplemented by adding the following at the end thereof:

On January 20, 2012, the Issuer announced that its Board of Directors (the "Board") had received a non-binding proposal letter from a wholly owned subsidiary of CITIC Capital China Partners II, L.P. ("CITIC Capital") pursuant to which CITIC Capital proposed to acquire all of the outstanding shares of Common Stock (the "Proposed CITIC Transaction") and that the Board had formed a special committee of directors (the "Special Committee") to consider the Proposed CITIC Transaction and any potential alternative transactions involving the Issuer (each, an "Alternative Transaction" and collectively with the Proposed CITIC Transaction, a "Transaction").

On March 26, 2012, the Issuer announced that the Special Committee had determined to solicit interest from, and engage in discussions with, other potential qualified interested parties regarding an Alternative Transaction, and to evaluate any proposals it receives.

After discussions with the Special Committee and, with the permission of the Special Committee, preliminary discussions with certain qualified interested parties regarding a Transaction, Mr. Sun has determined that he is interested in potentially participating in a Transaction.

Subject to the Reporting Persons’ contractual rights and restrictions and other duties, if and to the extent a Transaction were to proceed, the Reporting Persons expect to begin to or continue to, as applicable, engage in discussions and negotiations with the Issuer and potentially other parties with respect to the terms on which the Reporting Persons would be willing to participate in such Transaction. However, there can be no assurance that the Reporting Persons or any other person will make any definitive offer to the Issuer, that any such offer, if made, would be accepted or consummated or, in any case, that any of the Reporting Persons would participate in any such Transaction.

If the Reporting Persons were to participate in a Transaction, they might reinvest all or a portion or none of their current equity ownership in the Issuer. The Reporting Persons have not entered into any binding commitment or agreement with the Issuer or any other person that would obligate the Reporting Persons to enter into or participate in any Transaction. Similarly, the Reporting Persons are not aware that the Issuer or any other person, is obligated to participate with the Reporting Persons in any transaction relating to the Common Stock. Any of the Reporting Persons may withdraw or modify its interest in potentially participating in a Transaction or in submitting an alternative proposal in respect of an Alternative Transaction at any time and in its sole discretion.

Without limiting the foregoing, the Reporting Persons reserve the right to exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any. Each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to, from time to time and as permitted by their contractual rights and restrictions and other duties, take one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 04518A104	13D	Page 4 of 5 Pages

Except as set forth in this Amendment No. 2, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Amendment No. 2.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock of the Issuer beneficially owned by LTI and Mr. Sun as of the date of this Amendment No 2.

		NUMBER OF SHARES
	NUMBER OF SHARES	BENEFICIALLY	AGGREGATE
	BENEFICIALLY OWNED	OWNED WITH	NUMBER OF SHARES	PERCENTAGE OF
	WITH SOLE VOTING AND	SHARED VOTING AND	BENEFICIALLY	CLASS BENEFICIALLY
NAME	DISPOSITIVE POWER	DISPOSITIVE POWER	OWNED	OWNED (1)
LTI	12,555,625	0	12,555,625	17.3%
Mr. Sun	12,555,625	0	12,555,625	17.3%

(1)	Calculated using 72,519,094 issued and outstanding shares of Common Stock of the Issuer as of August 1, 2012, as disclosed by the Issuer in its report on Form 10-Q for the quarterly period ended June 30, 2012.

(c)-(d) The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 5. 2,000,000 shares of the Common Stock held by LTI are pledged to financial institutions as security for loans to Mr. Sun.

(e) Not applicable.

CUSIP No. 04518A104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 21, 2012

LT International Limited

/s/ Libin Sun
Name: Libin Sun
Title: Director

/s/ Libin Sun
Libin Sun

[Signature Page to Amendment No. 2 to Schedule 13D]